EXHIBIT 10.3

PARENT UNDERTAKING

This Parent Undertaking (“Guaranty”) is executed as of this 31st day of August, 2012 by Ashland Inc., a Kentucky corporation (the “Guarantor”), in favor of The Bank of Nova Scotia (the “Agent”) and the Secured Parties (as defined in the Transfer and Administration Agreement described below), from time to time party to the Transaction Documents (collectively, the “Beneficiaries”).

PRELIMINARY STATEMENTS

The Guarantor, Hercules Incorporated, a Delaware corporation, Aqualon Company, a Delaware general partnership, ISP Technologies Inc., a Delaware corporation, ISP Synthetic Elastomers LLC, a Delaware limited liability company  and each other direct or indirect subsidiary of the Guarantor party thereto from time to time pursuant to a joinder agreement in form and substance satisfactory to the Agent (each an “Originator” and collectively, the “Originators”), CVG Capital III LLC (the “Seller”), the Agent and the various Investor Groups, Managing Agents and Administrators from time to time parties thereto have entered into a Transfer and Administration Agreement of even date herewith (as amended, supplemented and modified from time to time, the “Transfer and Administration Agreement”) pursuant to which the Seller will sell and assign to the Investors all of the Seller’s right, title and interest in and to certain assets more specifically described therein.

In the Transfer and Administration Agreement, the Guarantor has agreed to act as servicer under the Transfer and Administration Agreement and in that capacity has agreed, among other things, to service certain assets as more specifically described therein.

The Originators are direct or indirect wholly-owned subsidiaries of the Guarantor. The Seller is wholly-owned by the Originators.

The Originators and the Seller have entered into a sale agreement of even date herewith (as amended, supplemented and modified from time to time, the “Sale Agreement”).  The Seller will purchase Receivables from the Originators under the Sale Agreement.

In consideration of the execution of the Transfer and Administration Agreement and the Sale Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Guarantor, the Guarantor agrees as follows:

SECTION 1.  Definitions.  Unless otherwise defined in this Guaranty, all defined terms used in this Guaranty, including the Preliminary Statements hereof, shall have the meanings ascribed to such terms in the Transfer and Administration Agreement.

SECTION 2.  Guaranty of Obligations.  The Guarantor hereby irrevocably, absolutely, and unconditionally guarantees to the Beneficiaries the full and timely performance by the Originators (in their respective capacities as Originators) of all of their respective obligations under the Transaction Documents including, without limitation, any agreement or obligation of any such Originator to pay any indemnity or any agreement or obligation of any such Originator to make any payment in respect of any applicable dilution adjustment or repurchase obligation under any such Transaction Document (all such terms, covenants, conditions, agreements, undertakings and obligations on the part of each Originator to be paid, performed or observed being collectively called the “Obligations”).  Without limiting the generality of the foregoing, the Guarantor agrees that if any Originator shall fail in any manner whatsoever to perform or observe any of the Obligations when the same shall be required to be performed or observed under any applicable Transaction Document, then the Guarantor will itself duly and punctually perform or observe or cause to be performed or observed the Obligations. Notwithstanding anything contained in this Guaranty to the contrary, this Guaranty does not provide any guaranty with respect to (i) the bad debt or uncollectability of any Receivable, (ii) Obligations resulting from gross negligence or willful misconduct on the part of an indemnified Person, or (iii) with respect to Foreign Receivables, losses incurred due to the Seller’s inability to receive Collections with respect to such Foreign Receivables arising directly as a result of any Originator’s failure to perfect the Seller’s security interest in jurisdictions outside the United States.

SECTION 3.  Validity of Obligations; Irrevocability; Conditional Termination.  The Guarantor agrees that its obligations under this Guaranty shall be absolute and unconditional, irrespective of (i) the validity, enforceability, discharge or disaffirmance (by any Person, including a trustee in bankruptcy) of any of the Obligations, (ii) the absence of any attempt to enforce the Obligations against the Seller or the Originators, (iii) the waiver or consent by any Person with respect to any provision of any of the Transaction Documents, (iv) any change made in any term of any Transaction Documents (including, without limitation, any change in the time, manner or place of any payments provided for therein), (v) any law, regulation or order of any jurisdiction affecting any term of any Transaction Document, (vi) the validity, regularity or enforceability of any Transaction Document or (vii) any other circumstances which might otherwise constitute a legal or equitable discharge or defense of the Guarantor.  The Guarantor agrees that the Beneficiaries shall be under no obligation to marshal any assets in favor of or against or in payment of any or all of the Obligations.  The Guarantor further agrees that, to the extent that the Originators (in their respective capacities as Originators) or the Seller makes a payment or payments to any Beneficiary, or the Originators pay any Deemed Collections into a Blocked Account, to the Seller or to the Agent, which payment or payments or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to any Person, its estate, trustee, receiver or any other party, including, without limitation, the Guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, (i) the Obligations constituting payments or any part thereof which have been paid, reduced or satisfied by such amount and (ii) this Guaranty, shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.  The Guarantor waives all set-offs and counterclaims and all presentments, demands for performance, notices of dishonor and notices of acceptance of this Guaranty, except as expressly provided for herein.  The Guarantor agrees that its obligations under this Guaranty shall be irrevocable.

SECTION 4.  Waiver of Subrogation.  The Guarantor shall not exercise any rights (direct or indirect) of subrogation, contribution, reimbursement, indemnification, or other rights of payment or recovery from any Originator for any payments made by the Guarantor hereunder until such time as all of the Obligations have been performed in full or waived (the “Full Performance Date”), and the Guarantor hereby waives and releases, absolutely and unconditionally, its right to exercise against any Originator prior to the Full Performance Date any such rights of subrogation, contribution, reimbursement, indemnification and other rights of payment or recovery which the Guarantor may now have or hereafter acquire.

SECTION 5.  Representations and Warranties.  The Guarantor hereby represents and warrants to each Beneficiary, as of the date hereof, as follows:

(a)           Corporate Existence and Power.  The Guarantor (a) is a corporation validly existing and in good standing under the laws of the Commonwealth of Kentucky; (b) has all corporate power and all licenses, authorizations, consents and approvals of all Official Bodies required to carry on its business in each jurisdiction in which its business is now and proposed to be conducted (except where the failure to have any such licenses, authorizations, consents and approvals would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect); and (c) is duly qualified to do business and is in good standing in every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)           Authorization; No Contravention. The execution, delivery and performance by the Guarantor of this Guaranty and the other Transaction Documents to which it is a party (i) are within its corporate powers, (ii) have been duly authorized by all necessary corporate action, (iii) require no action by or in respect of, or filing with, any Official Body or official thereof (except as contemplated by the Transfer and Administration Agreement, all of which have been (or as of the Closing Date will have been) duly made and in full force and effect), other than any such action or approval as may be required pursuant to the laws of any Official Body outside of the United States in connection with any Foreign Receivable, (iv) do not contravene or constitute a default under (A) its organizational documents, (B) any Law applicable to it, (C) any provision of any indenture, agreement or other instrument evidencing material Indebtedness to which it is a party or by which any of its property may be bound or (D) any order, writ, judgment, award, injunction, decree or other instrument binding on or affecting it or its property except, with respect to clauses (B), (C) and (D) above, to the extent the contravention or default under such Law, contractual restriction, order, writ, judgment, award, injunction, decree or other instrument would not reasonably be expected to have a Material Adverse Effect, or (v) result in the creation or imposition of any Adverse Claim upon or with respect to its property (except as contemplated by the Transaction Documents).

(c)           Binding Effect.  Each of this Guaranty and the other Transaction Documents to which the Guarantor is a party has been duly executed and delivered and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally (whether at law or equity).

(d)           Action, Suits.  It is not in violation of any order of any Official Body that would, individually or in the aggregate with all such other violations, reasonably be expected to have a Material Adverse Effect.  Except as set forth in Schedule 4.1(g) to the Transfer and Administration Agreement, there are no actions, suits, litigation or proceedings pending or, to its knowledge, threatened in writing against or affecting it or any of its Affiliates or their respective properties, in or before any Official Body, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)           Compliance with Applicable Laws; Licenses, etc.  (i) The Guarantor is in compliance with the requirements of all applicable laws, rules, regulations, and orders of all Official Bodies (including the Federal Consumer Credit Protection Act, as amended, Regulation Z of the Board of Governors of the Federal Reserve System, as amended, laws, rules and regulations relating to usury, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy and all other consumer laws, rules and regulations applicable to the Receivables), except to the extent any non-compliance, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect; provided that no representation or warranty is made with respect to the laws, rules, regulations, and orders of Official Bodies outside of the United States with respect to Foreign Receivables.

(ii)           The Guarantor has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business (including, without limitation, any registration requirements or other actions as may be necessary in any applicable jurisdiction in connection with the ownership of the Contracts or the Receivables and other related assets), except to the extent any violation or failure to obtain would not be reasonably likely to have a Material Adverse Effect.

SECTION 6.  Successors.  The agreements herein set forth shall be mutually binding upon and inure to the mutual benefit of the Guarantor and the Beneficiaries and their respective successors, provided, however, that the Guarantor shall not assign its rights or appoint a successor under this Guaranty without the prior written consent of each of the Managing Agents.

SECTION 7.  Waiver.  The Guarantor waives promptness, diligence, notice of acceptance, notice of default by the Originators (in their respective capacities as Originators), notice of the incurrence of any Obligation and any other notice with respect to any of the Obligations and this Guaranty, the Transfer and Administration Agreement and any other Transaction Document and any requirement that the Beneficiaries exhaust any right or take action against the Seller or the Originators, any other Person or any property.

SECTION 8.  Costs, Expenses.  The Guarantor shall pay all reasonable costs and expenses (including reasonable attorneys’ fees and expenses for Mayer Brown LLP or any other single law firm) paid or incurred by any of the Beneficiaries in connection with the enforcement of this Guaranty and the prosecution or defense of any action by or against any of the Beneficiaries in connection with this Guaranty, whether involving the Guarantor or any other Person, including a trustee in bankruptcy; provided, however, that the Guarantor shall have no such obligation in connection with any action brought by any Beneficiary or any other Person against the Guarantor to the extent that the Guarantor is the prevailing party in the judgment rendered in any such action. To the extent that performance of the Obligations by the Guarantor would include an obligation to pay or deposit any money, the Guarantor shall pay interest on all amounts owing by it under this Guaranty from the date of demand therefor until such obligations are paid in full, at the per annum rate equal to the Default Rate.

SECTION 9.  Governing Law and Jurisdiction.  This Guaranty shall be governed by and construed in accordance with the laws of the State of New York as applied to contracts made and performed in that state.  The Guarantor hereby submits to the nonexclusive jurisdiction of the competent United States and state courts in New York City in relation to any legal action or proceedings arising out of this Guaranty.

SECTION 10.  Waiver of Jury Trial.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE GUARANTOR IRREVOCABLY WAIVES, AND, IN ACCEPTING THE BENEFITS OF THIS GUARANTY, EACH OF THE BENEFICIARIES IRREVOCABLY WAIVES, ALL RIGHT OF TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN CONNECTION WITH THIS GUARANTY OR ANY MATTER ARISING HEREUNDER.

SECTION 11.  Taxes.  All payments made by the Guarantor under this Guaranty shall be made free and clear of, and without deduction or withholding for, or on account of, any Taxes.  If any such Taxes are required to be withheld from any amounts payable to any Beneficiary hereunder, the amounts so payable to such Beneficiary shall be increased to the extent necessary to yield to such Beneficiary (after payment of all Taxes) a net amount equal to the amount that would have been payable hereunder had no such Taxes been applicable, provided that the Guarantor shall not be required to pay any additional amount in respect of Taxes pursuant to this Section 11 to any Beneficiary if the obligation to pay such additional amount would not have arisen but for a failure by such Beneficiary to comply with its obligations under Section 9.4 of the Transfer and Administration Agreement (other than by reason of a change in Law occurring after the date of the Transfer and Administration Agreement or the date upon which such Beneficiary became a party thereto, if later).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Guaranty has been duly executed by the Guarantor as of the day first above written.

ASHLAND INC.,
as Guarantor

By:	/s/ Eric N. Boni
	Name:	Eric N. Boni
	Title:	Vice President and Treasurer

[SIGNATURES CONTINUE ON FOLLOWING PAGE]

S-1                                          Parent Undertaking

Acknowledged and accepted as
of the day first above written.

THE BANK OF NOVA SCOTIA,
as Agent

By:	/s/ Darren Ward
	Name:	Darren Ward
	Title:	Director

S-2                                          Parent Undertaking